Room 4561

May 3, 2007

Mr. Robert Burden
President
PlayBOX (US) Inc.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU

Re: **PlayBOX (US) Inc.**
        Amendment No. 5 to Registration Statement on Form SB-2 filed March 28, 2007
        File No. 333-134852

Dear Mr. Burden:

        We have reviewed your amended filing and response letter and have the following comment.

Amendment No. 5 to Registration Statement on Form SB-2

Financial Statements

Notes to Consolidated Financial Statements

Note 4. Agency Exploitation Agreement, page F-23

1.   We note your response to prior comment number one and the revisions made to your accounting policy for the PlayBOX software. Please tell us when you concluded that the PlayBOX software was impaired and provide us with a detailed timeline describing the developments that you considered in reaching your conclusion that the software was impaired. In this regard, describe for us any changes to your business plan or forecasts during the time between acquisition and impairment. As part of your response, provide us with reasonably detailed summaries of the business plans and cash flow projections in place as of March 31, 2006 and September 30, 2006. Identify and explain the reasons for all material changes to the business plans and cash flow projections between March 31, 2006 and September 30, 2006. Also, please explain to us how you determined the fair value of the PlayBOX software when performing the impairment test and tell us how considered paragraphs 22 to 24 of SFAS 144. Explain how the assumptions underlying your determination of the fair value of the PlayBOX software for purposes of the

impairment test compare to the assumptions underlying your business plan and cash flow projections as of September 30, 2006.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile
        Mr. Michael H. Taylor
        Lang Michener LLP
        Facsimile: (604) 685-7084